File #82 - 666
Rule 12g3-2(b)

Kettle River Resources Ltd. TSX-KRR

Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756
Toll Free 1800 856 3966
Facsimile: 250 445 2259
email: kettle@direct.ca

February 13, 2003

03007056

Office of International Finance (4193)
Attention: Listing Dept.
Securities & Exchange Commission
450 - 5th St. NW
Washington, DC 20549
USA

Phone: 202 272 3246 Fax: 202 272 2677

File #82-666 Rule 12g3-s(b)

SUPPL

03 FEB 26 AM 7:21

Dear Sir or Madam;

Enclosed please find **one set of** the following information:

1. Quarterly Report:
   Schedule A Financial Statement – 6 months ended October 31, 2002
2. News Releases:
   September 30, 2002, Kettle River issues options

PROCESSED
MAR 10 2003
THOMSON
FINANCIAL

Yours truly,
KETTLE RIVER RESOURCES LTD.

Ellen Clements, Director

Encl.

dw 3/4

File #82-666
Rule 12g3-2(b)

BCSC British Columbia Securities Commission

03 FEB 26 AM 7:21

QUARTERLY AND YEAR END REPORT

BC FORM 51-901
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act.* Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-5393

INCORPORATED AS PART OF:

__X__ Schedule A

______ Schedule B and C
(place X in appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR THE SECOND QUARTER ENDED	DATE OF REPORT Y	M	D
Kettle River Resources Ltd.	**October 31, 2002**	**2003**	**01**	**21**

ISSUER'S ADDRESS
Box 130, 298 Greenwood Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX	ISSUER TELEPHONE
Greenwood	**BC**	**V0H 1J0**	**250 445 2259**	**250 445 6756**

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE
G. Stewart	**Director**	**1 800 856 3966**

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors.
Schedule A: Financial information, Schedule B: Supplementary information and Schedule C: Management Discussion. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	DIRECTOR'S NAME	DATE SIGNED Y	M	D
"George Stewart"	**George O.M. Stewart**	2003	01	21
DIRECTOR'S SIGNATURE	DIRECTOR'S NAME	DATE SIGNED Y	M	D
"E.Clements"	**E. Clements**	2003	01	21

KETTLE RIVER RESOURCES LTD.
Balance Sheet
October 31, 2002 and April 30, 2002

	October 31, 2002 (Unaudited)	April 30, 2002 (Audited)
ASSETS		
CURRENT ASSETS		
Cash and term deposits	**$ 9,782**	$ 53,652
Accrued interest and other amounts receivable	**5,944**	4,109
Marketable securities (Note 3)	**3,791**	3,884
Prepaid expenses	**571**	3,327
	20,088	64,972
Investments (Note 4)	**91,333**	132,803
Capital assets (Note 5)	**98,120**	101,067
Mineral Properties (Note 6)	**3,450**	1,640,345
	$ 212,991	$ 1,939,187
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	**19,604**	11,890
Shareholders' and director's loans (Note 8)	**77,601**	39,368
	97,205	51,258
SHAREHOLDERS' EQUITY		
Share capital (Note 7)	**8,178,006**	8,155,506
Deficit	**(8,062,220)**	(6,267,577)
Nature of operations (Note 1)	**115,786**	1,887,929
	$ 212,991	$ 1,939,187

Approved on Behalf of the Board:

"George O.M. Stewart"

George O.M. Stewart, Director

"Ellen Clements"

Ellen Clements, Director

KETTLE RIVER RESOURCES LTD.

Statements of Operations and Deficit
(Unaudited)

	Three month quarter ended October 31,		Six months ended October 31,	
	2002	2001	**2002**	2001
EXPLORATION COSTS	**$**	$	**$**	$
Amortization	**1,013**	1,183	**2,026**	2,367
Assaying	**163**	nil	**163**	nil
Assessment and recording	**1,230**	1,250	**2,279**	1,400
Direct charges – office	**7,500**	4,300	**13,000**	14,500
Exploration costs	**9,414**	9,958	**19,024**	16,318
Field supplies	**131**	(44)	**131**	nil
Legal and miscellaneous	**1,008**	948	**2,855**	3,258
Roadwork/Reclamation	**345**	38	**670**	165
Storage - Equipment	**2,105**	2,052	**4,265**	4,112
Taxes	**nil**	374	**1,546**	1,627
Travel and accommodation	**499**	136	**1,143**	2,512
	23,408	20,195	**47,102**	46,259
Capitalized to deferred exploration		-20,195		-46,259
Property investigation costs	**1,369**	3,897	**5,005**	11,767
	24,777	3,897	**52,107**	11,767
ADMINISTRATIVE COSTS				
Accounting, audit & legal	**7,281**	9,983	**11,229**	15,255
Advertising, promotion & printing	**1,671**	2,788	**2,045**	3,465
Amortization	**461**	553	**921**	1,105
Licenses, insurance & fees	**8,679**	4,970	**10,956**	10,227
Logging expenses	**7,160**		**7,160**	
Management & wages (net of recoveries)	**4,963**	14,321	**26,241**	37,924
Office & sundry	**5,454**	2,738	**5,870**	3,971
Office building expenses	**719**	963	**3,323**	3,666
Telephone	**471**	109	**705**	852
Travel and accommodation	**850**	1,601	**1,222**	2,352
	37,709	38,026	**69,672**	78,817
Less Interest and investment	**(120)**	(2,666)	**(326)**	(6,368)
	37,589	35,360	**69,346**	72,449
Loss before other items	**62,366**	39,257	**121,453**	84,216
OTHER ITEMS				
Equity in loss - Investments	**4,034**	1,762	**8,001**	6,538
Write down (up) of marketable securities	**93**	(9,490)	**93**	(2,773)
Write down of investments	**27,888**		**27,888**	nil
Loss on sale of marketable securities	**nil**	11,285	**nil**	11,285
Mineral Properties written off	**1,660,902**	nil	**1,637,208**	nil
	1,692,917	3,557	**1,673,190**	15,050
Net Loss for the period	**1,755,283**	42,814	**1,794,643**	99,266
Deficit, beginning of period	**$6,306,937**	$4,611,586	**$6,267,577**	$4,555,134
Deficit, end of period	**$8,062,220**	$4,654,400	**$8,062,220**	$4,654,400
Loss per share	**0.34**	0.01	**0.35**	0.02
Weighted average number of Shares outstanding	**5,097,611**	4,853,611	**5,097,611**	4,853,611

See accompanying notes to financial statements.

KETTLE RIVER RESOURCES LTD.
Statement of Cash Flows
(Unaudited)

	Three month ended October 31 2002	2001	Six month ended October 31 2002	2001
	$	$	$	$
Cash Flows from Operating Activities				
Loss for the period	**(1,755,283)**	(42,814)	**(1,794,643)**	(99,266)
Add: Items not involving cash				
Amortization	**1,474**	553	**2,947**	1,105
Equity loss –New Nadina	**4,034**	1,762	**8,001**	6,538
Write down (up) of marketable securities	**93**	(9,490)	**93**	(2,773)
Write down of investments	**27,888**	nil	**27,888**	nil
Loss on sale of marketable securities	**nil**	11,285	**nil**	11,285
Mineral Properties – DHK investment written off	**132,359**	nil	**132,359**	nil
Mineral Properties – written off	**1,528,543**	nil	**1,504,849**	nil
	(60,892)	(38,704)	**(118,506)**	(83,111)
Changes in non-cash working capital items:				
Decrease (Increase) in prepaid amounts	**1,314**	(1,150)	**2,756**	(124)
Decrease (Increase) in accounts receivable	**(2,543)**	27,029	**(1,835)**	21,197
Increase in amounts due to directors	**25,310**	nil	**38,233**	nil
Increase (Decrease) in accounts payable	**(3,773)**	(14,008)	**7,714**	(56,481)
	(40,584)	(26,833)	**(71,638)**	(118,519)
Cash Flows from Financing Activities				
Shares issued for cash	**nil**	nil	**22,500**	nil
Share issue costs	**nil**	nil	**nil**	nil
	nil	nil	**22,500**	nil
Cash Flows from Investing Activities				
Proceeds on sale of marketable securities	**nil**	17,866	**nil**	17,866
Decrease (increase) in investments	**162**	(4,723)	**5,581**	(12,505)
Acquisition of mineral property	**nil**	nil	**(313)**	nil
Exploration expenditures	**nil**	(19,012)	**nil**	(43,892)
	162	(5,869)	**5,268**	(38,531)
Increase In Cash	**(40,422)**	(32,702)	**(43,870)**	(157,050)
Cash, Beginning of period	**50,204**	103,297	**53,652**	227,645
Cash, End of period	**$ 9,782**	$ 70,595	**$ 9,782**	$ 70,595
Income taxes paid		nil		nil
B.C. mining exploration tax credit received	**nil**	24,061	**nil**	24,061
Amortization of capital assets capitalized to mineral properties	**$ nil**	$ 1,184	**$ nil**	$ 2,367

See accompanying notes to financial statements.

KETTLE RIVER RESOURCES LTD.
NOTES TO INTERIM FINANCIAL STATEMENTS
Six month period

1. NATURE OF OPERATIONS
The Company was incorporated on October 17, 1980 under the laws of British Columbia and its principal business activity is mineral property exploration. The Company, directly and through joint ventures, is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The recoverability of amounts shown for mineral properties is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the development, and the generation of sufficient income through future production from, or the disposition of, such assets.

2. CHANGE IN ACCOUNTING POLICY
The Company previously deferred mineral property acquisition and exploration costs until the properties are brought into production at which time these costs were to be amortized over the estimated life of the ore body to which they relate. It has not been determined whether the Company's properties contain mineral reserves that are economically recoverable. Therefore, commencing with the current period, it was decided, in order to adopt a more appropriate method of presentation, to write-off all previous and current exploration costs and substantially all acquisition costs as incurred. The effect of these write-offs is set out in Note 6. It is anticipated that all future exploration costs will be expensed when incurred. This change in accounting policy has not for the purposes of these interim financial statements, been applied retroactively as management feels that the prospective application adopted is more meaningful to readers of these financial statements.

In all other respects, these interim financial statements follow the same accounting policies and methods of their application as the annual financial statements. These interim financial statements do not include in all respects the annual disclosure requirements of generally accepted accounting principles and should be read in conjunction with the most recent annual financial statements.

3. MARKETABLE SECURITIES

Securities of public companies	**October 31, 2002**	April 30, 2002
Cost	**$ 79,406**	$ 79,406
Write down to market value	**(75,615)**	(75,522)
Market value	**$ 3,791**	$ 3,884

4. INVESTMENTS

	October 31, 2002	July 31, 2002	April 30, 2002
New Nadina Explorations Limited (1)			
Cost	**$ 426,126**	$ 426,126	$ 426,126
Equity in losses	**(91,923)**	(87,890)	(83,922)
Write down	**(244,481)**	(216,593)	(216,593)
Advances	**1,611**	1,774	7,192
	$ 91,333	$ 123,417	$ 132,803
Westquest Minerals Corp. (2)			
160,000 common shares at cost	**nil**	nil	40,031
Write down	**nil**	nil	(40,031)
	nil	nil	nil
	$ 91,333	$ 123,417	$ 132,803

(1) The investment in New Nadina Explorations Limited, a public company, has been accounted for on the equity basis as the Company has the ability to exercise significant influence as a result of share ownership, management and board representation. The Company on October 31, 2002 owned 1,794,432 shares representing 14.86% ownership (April 30, 2002 – 1,794,432 representing 15.3% ownership.) The quoted market value of the common shares at October 31, 2002 was $89,722 resulting in a write-down of $27,888 this period.

(2) The company holds 160,000 common shares in Westquest Minerals Corp., a private company formed for the purpose of undertaking mineral property exploration in Nevada. There is presently no quoted market value available for this investment.

KETTLE RIVER RESOURCES LTD.
NOTES TO FINANCIAL STATEMENTS
Six month period

5. CAPITAL ASSETS

	RATE	Cost	Accumulated Amortization	October 31, 2002 Net Book Value	April 30, 2002 Net Book Value
Land		$ 15,000	$ Nil	$ 15,000	$ 15,000
Paving	8%	5,460	2,196	3,264	3,401
Buildings	4%-5%	110,401	40,405	69,996	71,472
Mining equipment	30%	126,765	123,121	3,644	4,286
Office equipment	20%	53,972	47,778	6,194	6,882
Trailer	30%	21,861	21,843	18	21
Automobiles	30%	5,417	5,413	4	5
		$ 338,876	$ 240,756	$ 98,120	$ 101,067

6. MINERAL PROPERTIES Investment and Expenditures

	Exploration Expenditures by Property			
	Greenwood Area	DHK NWT	Naket 50%	Six Months ended October 31, 2002
Amortization	$ 1,736	$ 213	$ 78	$ 2,026
Assaying	163	-	-	163
Assessment & Filing fees	2,279	-	-	2,279
Direct charges - office	9,500	3,500	-	13,000
Exploration programs	16,349	1,565	1,110	19,024
Field supplies	131	-	-	131
Legal & Miscellaneous	366	2,489	-	2,855
Roadwork/Reclamation	670	-	-	670
Storage-equipment	4,265	-	-	4,265
Taxes	1,546	-	-	1,546
Travel & Accommodation	368	774	-	1,143
Total:	$ 37,373	$ 8,541	$ 1,188	$ 47,102

	Balance April 30, 2002	Additions	Current period (write-downs)	Balance October 31, 2002
Deferred Exploration Expenditures				
Greenwood Area - BC	$ 954,096		$ (954,096)	$ nil
DHK Diamonds Inc. - NWT	285,997		(285,997)	nil
Skylark - BC	9,162		(9,162)	nil
Saskatchewan/BC	Nil		Nil	nil
Naket – Nunavut	105,089		(105,089)	nil
Deferred Exploration	1,354,344		(1,354,344)	nil
Acquisition Costs				
Greenwood Area	124,618		(124,617)	1
DHK Diamonds Inc. - NWT	3,134	313		3,447
Skylark - BC	3,199		(3,198)	1
Saskatchewan/BC	Nil		nil	nil
Naket - Nunavut	22,691		(22,690)	1
	153,642		(150,505)	3,450
Investment in DHK Resources Ltd.	132,359		(132,359)	nil
Deferred Acquisition & Investment	286,001		(282,864)	3,450
Total Mineral Properties Deferred:	$ 1,640,345	$ 313	$ (1,637,208)	$ 3,450

KETTLE RIVER RESOURCES LTD.
NOTES TO FINANCIAL STATEMENTS
Six month period

7. SHARE CAPITAL

a) Authorized: 50,000,000 common shares without par value

b)

Issued	October 31, 2002 No. of Shares	Consideration
Opening balance	5,203,611	$ 8,854,360
Less treasury shares at cost	(256,000)	(698,854)
April 30, 2002	**4,947,611**	**$ 8,155,506**
Options exercised July 26, 2002	150,000	22,500
Balance October 31, 2002	**5,097,611**	**$ 8,178,006**

Warrants	Number	Price/share	Value	Expiry
Issued March 5, 2001	200,000	$0.50		Expired
Expired July 16, 2002	(200,000)			
Issued Feb. 28, 2002	350,000	$0.15	$52,500	Feb 4, 2004
Balance:	**350,000**			

Options	Issued	Exercise price	Expiry
Directors	205,000	$ 0.15	Mar. 11, 2003
Exercised July 26, 2002	(125,000)		
Director	100,000	$ 0.15	Jan. 10, 2006
Exercised July 26, 2002	(25,000)		
Employees	25,000	$ 0.15	Mar. 11, 2003
Balance:	**180,000**		

8. RELATED PARTY TRANSACTIONS AND ADVANCES FROM DIRECTORS AND SHAREHOLDERS:

Advances from directors and shareholders are unsecured and do not bear interest. Transactions in the normal course of business with directors, companies controlled by directors or officers of companies by whom a director is employed or is a partner are negotiated in the best interests of the Company at arms length market terms. These items for the six months ended October 31, 2002 are as follows:

- A director was paid a total of $1,000 for telephone and office to offset expenses incurred in conducting company affairs,
- $36,000 in wages plus $1,275 for exploration equipment storage facilities and samples was paid to a director who is an employee and carries out office management, administration, investor relations, secretarial duties including bookkeeping, and assists with exploration related tasks,
- $16,650 was paid to a director who is also the president of the Company, provides geological and exploration services, exploration management, and administrative services plus $5,365 for equipment use and storage facilities for Company owned exploration equipments and samples,
- Two separate law firms were paid a total of $1,681 during the time that a director was a partner or an associate.
- During the period a total of $2,920 was recovered from a related company to offset office and secretary expenses.

9. DIRECTORS AND/OR OFFICERS AT THE DATE OF THIS REPORT ARE:

George O.M. Stewart, Director, President & CEO
Ellen Clements, Director
Gerald H. Rayner, Director
Alan M. McAlpine, Secretary & Chief Financial Officer

At the AGM held October 16, 2002 Brian Abraham who had been a director since 1996 declined to continue as a director.

10. SUBSEQUENT EVENT:

Subsequent to October 31, 2002, the Company has received advances of $150,000 against timber sale proceeds.

File #82-666
Rule 12g3-2(b)

Kettle River Resources Ltd. TSX-KRR

Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756
Toll Free 1800 856 3966
Facsimile: 250 445 2259
email: kettle@direct.ca

September 30, 2002

NEWS RELEASE

Kettle River issues options

Under the Company Stock Option Plan, 90,000 stock options to purchase common shares at a price of 17 cents per share for five years have been granted to Ellen Clements subject to regulatory approval. Shares of the Company last traded today at 17 cents.

Kettle River Resources Ltd.

George O.M. Stewart,
President